

March 25, 2011

Via E-mail
Paul R. Shlanta, Esq.
AGL Resources Inc.
Ten Peachtree Place, NE
Atlanta, Georgia 30309

>    **Re:    AGL Resources Inc.**
>    **Amendment No. 1 to Registration Statement on Form S-4**
>    **Filed March 14, 2011**
>    **File No. 333-172084**

Dear Mr. Shlanta:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Proposed Merger, page 51

Material United States Federal Income Tax Consequences of the Transaction, page 93

1.  We note that each of Dewey & LeBoeuf LLP and Latham & Watkins LLP has provided a short-form tax opinion in Exhibits 8.1 and 8.2, respectively.  Please clearly disclose, if correct, that the discussion set forth in this section represents the opinion of each of Dewey & LeBoeuf LLP and Latham & Watkins LLP.

2.  We note the statement that this section discusses "certain" material United States federal income tax consequences.  Please revise this section to discuss all material United States federal income tax consequences and revise the introductory language to remove the implication that you are not discussing all material United States federal income tax consequences.

3.  Please disclose the "factual representations" and the "customary factual assumptions" on which the tax opinions of counsel are based.

Exhibit 5.1

4.  We note counsel's statement in the penultimate paragraph that "[t]he opinion letter is give as of the date hereof…"  Please re-file the opinion on the date that you would like for the registration statement to be declared effective and date such re-filed opinion as of such date.  Alternatively, please delete the penultimate paragraph.

Exhibit 8.1

5.  We note that counsel has made certain assumptions in the second paragraph with respect to "statements concerning the Transaction contained in" and "any factual representation made in" the Registration Statement.  Because counsel is opining on the discussion set forth in the Registration Statement under the caption "Material United States Federal Income Tax Consequences of the Transaction," such assumptions are inappropriate with respect to such section of the Registration Statement.  Please revise accordingly.

6.  Please delete the phrase "to you" in bullet 1 of the third paragraph.  Such phrase implies that the opinion is directed only to the recipient of the letter, and such implication is inappropriate because investors are also entitled to rely on the opinion.

7.  We note in the last paragraph counsel consents to the filing of the opinion as an exhibit to the registration statement and to the use of its name. Counsel must also consent to the discussion of its opinion in the prospectus.  Please revise accordingly.

Exhibit 8.2

8.  We note that counsel has made certain assumptions in the second and third paragraphs with respect to statements in the registration statement.  Because counsel is opining on the discussion set forth in the Registration Statement under the caption "Material United States Federal Income Tax Consequences of the Transaction," such assumptions are inappropriate with respect to such section of the Registration Statement.  Please revise accordingly.

9.  We note in the last paragraph counsel consents to the filing of the opinion as an exhibit to the registration statement and to the use of its name. Counsel must also consent to the discussion of its opinion in the prospectus.  Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Catherine Brown, Attorney-Advisor, at (202) 551-3513, or me at (202) 551-3720 with any questions.

      Sincerely,

      /s/ Catherine T. Brown for

      H. Christopher Owings
      Assistant Director

cc:    William Palmer, AGL Resources Inc.
       Myra Bierria, AGL Resources Inc.